UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2018

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Bogota, February 13, 2018

In January 2018

AVIANCA HOLDINGS AND ITS SUBSIDIARIES

CARRIED MORE THAN 2.5 MILLION

PASSENGERS

In January 2018, Avianca Holdings and its subsidiaries carried 2,597,557 passengers, a 1.4%

decrease over the same period in 2017.

In January 2018, the subsidiary companies of Avianca Holdings S.A. (NYSE: AVH) (BVC: PFAVH) (*) transported 2,597,557 passengers, a decrease of 1.4% compared to January 2017. Capacity, measured in available seat kilometers (“ASKs”), increased 4.7%, while passenger traffic, measured in revenue passenger kilometers (“RPKs”), increased 5.0%. The load factor for the month was 85.5%, an increase of 23 bps compared to the same period in 2017.

Domestic markets in Colombia, Peru and Ecuador

In January 2018, the subsidiary airlines of Avianca Holdings transported a total of 1,468,247 travelers within Colombia, Peru and Ecuador, down 2.9% compared to the same period in 2017. Capacity (in ASKs) decreased 4.5% while passenger traffic (in RPKs) decreased 2.3%. The load factor for the month was 84.0%, an increase of 183 bps compared to the same period in 2017.

International markets

In January 2018, the affiliated airlines of Avianca Holdings transported 1,129,310 passengers on international routes, up 0.5% compared to same period in 2017. Capacity (in ASKs) increased 7.0%, while passenger traffic (in RPKs) went up 6.7%. The load factor for the month was 85.9%, an decrease of 21 bps compared to the same period in 2017.

Operational Statistics	Jan-18	Jan-17	ΔYOY	YTD2018	YTD2017	ΔYOY
Avianca Holdings (Cons.)
PAX (K)[1]	2,598	2,636	(1.4)%	2,598	2,636	(1.4)%
ASK (mm)[2]	4,412	4,213	4.7%	4,412	4,213	4.7%
RPK (mm)[3]	3,773	3,593	5.0%	3,773	3,593	5.0%
Load Factor[4]	85.5%	85.3%	0.2pp	85.5%	85.3%	0.2pp
Domestic Market
PAX (K)[1]	1,468	1,512	(2.9)%	1,468	1,512	(2.9)%
ASK (mm)[2]	801	838	(4.5)%	801	838	(4.5)%
RPK (mm)[3]	673	689	(2.3)%	673	689	(2.3)%
Load Factor[4]	84.0%	82.2%	1.8pp	84.0%	82.2%	1.8pp
International Market
PAX (K)[1]	1,129	1,124	0.5%	1,129	1,124	0.5%
ASK (mm)[2]	3,611	3,375	7.0%	3,611	3,375	7.0%
RPK (mm)[3]	3,100	2,905	6.7%	3,100	2,905	6.7%
Load Factor[4]	85.9%	86.1%	(0.2)pp	85.9%	86.1%	(0.2)pp

1PAX: Passengers carried

2ASKs: Available Seat Kilometers

3RPKs: Revenue Passenger Kilometers

4Load Factor:Represents utilized seating capacity

For more information, you can contact:

Investor Relations Office

+ 571 587 77 00 ext. 2474, 1349

ir@avianca.com

About Avianca Holdings S.A.

Avianca Holdings S.A. (NYSE: AVH) (BVC:PFAVH) comprises the airlines: Aerovías del Continente Americano S.A., Avianca (Avianca), Tampa Cargo S.A.S., incorporated in Colombia, Aerolineas Galapagos S.A.—Aerogal, incorporated in Ecuador, and the TACA Group companies: TACA International Airlines S.A., incorporated in El Salvador, Lineas Aereas Costarricenses S.A., LACSA, incorporated in Costa Rica, Trans Américan Airlines S.A., incorporated in Perú, Servicios Aéreos Nacionales S.A., SANSA, incorporated in Costa Rica, Aerotaxis La Costeña S.A., incorporated in Nicaragua, Isleña de Inversiones S.A. de C.V., ISLEÑA, incorporated in Honduras and Aviateca S.A., incorporated in Guatemala.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 13, 2018

AVIANCA HOLDINGS S.A.

By:	/s/ Renato Covelo

	Name:	Renato Covelo
	Title:	Vice President Senior General Counsel